Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notice as ALEXCO RESOURCE CORP. (the “Corporation” or “Alexco”) has chosen to use the notice-and-access model for delivery of meeting materials to its shareholders in respect of its annual general meeting of shareholders to be held on Thursday, June 10, 2021 (the “Meeting”). Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of receiving a paper copy of the notice of meeting and information circular (the “Circular”) for the Meeting (the “Meeting Materials”), shareholders are receiving this notice with information on how to access such Meeting Materials electronically.

MEETING DATE AND LOCATION

WHEN:	Thursday, June 10, 2021 at 1:30 p.m. (Pacific Time)
WHERE:	Suite 1225, 555 Burrard Street, Vancouver, BC

MATTERS TO BE CONSIDERED AND/OR VOTED UPON AT THE MEETING

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2020;
2.	To fix the number of directors at six;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year; and
5.	To consider and, if thought fit, to approve an ordinary resolution approving all unallocated awards under the Corporation’s restricted share unit incentive plan, as more particularly described in the accompanying Circular.

Due to the ongoing global coronavirus (COVID-19) public health emergency and in consideration of the health and safety of our shareholders, colleagues and our broader community, the Company strongly encourages shareholders to vote on the matters before the Meeting by proxy, and to view the Meeting presentation by way of conference call and webcast, rather than attend in person. The routine legal requirements of the annual meeting will be carried out by a limited number of Company representatives. The designated proxy representatives will cast ballots as indicated by your proxy.

Alexco encourages all shareholders to participate in the Meeting. Shareholders may submit questions to management ahead of the Meeting via email to info@alexcoresource.com. There will also be an opportunity to ask questions during the Meeting by conference call following the conclusion of the official business portion of the meeting and webcast presentation.

Alexco will not use procedures known as “stratification” in relation to its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITE ADDRESSES WHERE MEETING MATERIALS ARE POSTED

➢	The Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, or
➢	On the Corporation’s website at www.alexcoresource.com/investors/annual-general-meeting/.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR by:

➢	Calling 1-844-392-3035; or
➢	Sending an email to info@alexcoresource.com

If you request a paper copy before the Meeting, the Meeting Materials will be sent to you at no charge within 3 business days of receiving your request. To receive the Circular before the voting deadline for the Meeting your request must be received no later than Monday, May 10, 2021. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

Requests may also be made up to one year from the date the Circular was filed on SEDAR. To obtain a paper copy after the Meeting date, please contact the Chief Financial Officer of the Corporation at (604) 633-4888 and it will be sent to you within 10 calendar days of receiving your request.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

There are several ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form.

Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
www.proxyvote.com	www.investorvote.com
Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Return the voting instruction form in the enclosed envelope	Return the form of proxy in the enclosed postage paid envelope

Please submit your vote well in advance of the proxy deposit deadline of 1:30 p.m. (Pacific Time) on Tuesday, June 8, 2021.

BOARD RECOMMENDATION

The Board of Directors of Alexco unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting, please contact Alexco at:

North America Toll Free: 1-844-392-3035

Email: info@alexcoresource.com